Exhibit 12.1

REX ENERGY CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years ended December 31,
(in thousands, except ratios)	2017		2016		2015	2014	2013
Computation of earnings (loss):
Income (loss) from continuing operations before income tax	$(66,970)		$(195,201)		$(346,752)	$31,971	$9,201
Add: Fixed charges	69,425		92,498		67,570	48,426	31,519
Add: Equity method investment loss	—		—		411	813	763
Less: Capitalized interest	1,713		2,681		7,732	7,259	7,548
Less: Preferred Stock dividend requirements	2,392		5,091		9,660	2,335	—
Earnings (loss)	$(1,650)		$(110,475)		$(296,163)	$71,616	$33,935

Computation of fixed charges:
Interest expense	$48,826		$53,519		$47,783	$36,945	$22,626
Add: Amortization of premium (discount) on Senior Notes, net	(10,377)		5,179		380	353	180
Add: Capitalized interest	1,713		2,681		7,732	7,259	7,548
Add: Amortized loan costs	26,871		26,028		2,015	1,534	1,165
Add: Preferred Stock dividend requirements	2,392		5,091		9,660	2,335	—
Fixed charges, as defined	$69,425		$92,498		$67,570	$48,426	$31,519

Ratio of earnings (loss) to fixed charges and preferred stock dividends	—	(1)	—	(1)	—	1.5	1.1x

(1)

Due to our net losses for the years ended December 31, 2017, 2016 and 2015, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $71.1 million, $203.0 million and $363.7 million for the years ended December 31, 2017, 2016 and 2015, respectively.